SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2008

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NOTIFICATION OF TRANSACTIONS OF DIRECTORS / PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1.	Name of the issuer

Prudential plc

2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R; (ii) a disclosure made in accordance LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006)

(i)

3.	Name of person discharging managerial responsibilities/director

P M Maynard

4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Relates to person named in 3 above

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Relates to person named in 3 above

6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 5p each

7.	Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

P M Maynard

8.	State the nature of the transaction

Exercise of nil cost options to acquire ordinary shares of 5p each under the Prudential Restricted Share Plan. At the time of exercise sufficient shares were sold to cover PAYE & NIC liabilities as per the rules of the Plan.

9.	Number of shares, debentures or financial instruments relating to shares acquired

50,264 ordinary shares

10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Less than 0.003%

11.	Number of shares, debentures or financial instruments relating to shares disposed

20,650 ordinary shares

12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Less than 0.0009%

13.	Price per share or value of transaction

Acquisition of shares: N/A

Disposal of shares: £5.565

14.	Date and place of transaction

1 August 2008, London

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

362,095 ordinary shares, less than 0.02%

16.	Date issuer informed of transaction

1 August 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant

N/A

18.	Period during which or date on which it can be exercised

N/A

19.	Total amount paid (if any) for grant of the option

N/A

20.	Description of shares or debentures involved (class and number)

N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22.	Total number of shares or debentures over which options held following notification

N/A

23.	Any additional information

See announcement on the 17 April 2008 in relation to the grant of nil cost options under the Prudential Restricted Share Plan to P M Maynard

24.	Name of contact and telephone number for queries

Emma Jacobs, Shareholder Services Administrator, 020 7548 3931

Name of duly authorised officer of issuer responsible for making notification

Susan Henderson, Deputy group Secretary, 020 7548 3805

Date of notification

1 August 2008

Prudential plc is not affiliated in any manner with Prudential Financial Inc, a company whose principal place of business is in the United States of America

Notes: This form is intended for use by an issuer to make an RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 01, 2008

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/S/ SUSAN HENDERSON

Susan Henderson
Deputy Group Secretary